Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the 2007 Long-Term Stock Incentive Plan of Sequa Corporation of our report dated March 2, 2006, with respect to the consolidated financial statements and schedule of Sequa Corporation as of December 31, 2005 and for the two years in the period ended December 31, 2005 included in its Annual Report (Form 10-K) for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
June 25, 2007